BIOAUTHORIZE HOLDINGS, INC.
15849 North 71st Street, Suite 216
Scottsdale, AZ  85254

April 9, 2009

Jaime G. John
Staff Accountant
Division of Corporation Finance
United Sates Securities and Exchange Commission
100 F Street, NE
Washington DC, 20549

RE:	Genesis Holdings, Inc. now known as BioAuthorize Holdings, Inc. (sometimes referred to as the “Company”) Form 10-KSB for the year ended December 31, 2007 filed on March 31, 2008 File No. 000-33073

Dear Ms. John:

In response to the comment letter from Linda Van Doorn dated December 29, 2008 we offer the following responses.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007

Report of Independent Registered Public Accounting Firm

1.	We read your response to comment one. We are unable to clear this comment until the amended 10-KSB is filed and reviewed.

We have received the consent from the prior auditor and will amend December 31, 2007 10-KSB upon clearing of all comments within this letter.

FORM 8K DATE MAY 5, 2008

2.             Please tell us whether the disposition of Genesis Land to Bankston Third Family L.P. was a condition to the reverse merger between Genesis Holding, Inc. and BioAuthorize, Inc.

With regards to the reverse merger between Genesis Holdings, Inc. and BioAuthorize, Inc., the BioAuthorize Shareholders agreed to transfer to Genesis Holdings, Inc. Shareholders, all of the issued and outstanding shares of BioAuthorize, in exchange for 20 million shares of Genesis Holdings, Inc. Common Stock, which constituted 80% of issued and outstanding shares of Genesis Holdings, Inc. Common Stock immediately after the closing of the transactions contemplated in the Share Exchange Agreement.

With regards to the terms and conditions set forth in the Share Exchange Agreement (see Article VIII of agreement), the conditions precedent of Genesis Holdings, Inc. included accuracy of representations, performance by BioAuthorize and the BioAuthorize Shareholders, no force majeure event, officer’s certificate, BioAuthorize Shareholders’ certificate, consents, share documents, no proceedings, no claim regarding stock ownership or consideration and certain requested documents.

With regards to the terms and conditions set for the in the Share Exchange Agreement (see Article IX of agreement), the conditions precedent of BioAuthorize and the BioAuthorize Shareholders include accuracy of representations, performance by Genesis Holdings, Inc., no force majeure event, officer’s certificate, consents, certain requested documents, no proceedings, no claim regarding stock ownership or other compensation, surrender of shares and sale of subsidiary.

Specific to the sale of subsidiary (see section 9.9 of agreement), the agreement specifies, “Since the date of this Agreement, the pending sale of Genesis Land, Inc., scheduled to occur within thirty days following the Closing Date, pending completion of certain due diligence and other matter needing completion prior to the closing of the sale, shall continue to be a binding obligation of Genesis Holdings, Inc. and the execution, delivery and performance by Genesis Holdings, Inc. of its agreement to divest itself of Genesis Land, Inc. in the form attached as Exhibit B, shall have been duly authorized by all necessary corporate action and does not require from Genesis Holdings, Inc. Board or the Shareholders of Genesis Holdings, Inc. or BioAuthorize or any BioAuthorize shareholder any consent or approval that has not been validly and lawfully obtained.”

There was no requirement that the disposition of Genesis Land be completed prior to the closing of the Share Exchange Agreement.  The closing of the disposition of Genesis Land was not a condition of the Share Exchange Agreement between Genesis Holdings, Inc. and BioAuthorize, Inc.

3.      Your response to comment three indicates the value of the acquisition of BioAuthorize, Inc. was based upon the net asset value because the stock was not trading.  Please clarify how the reverse merger was a value on the guidance of paragraph 6 and 22 of SFAS 141 and show us how you propose to revise your disclosure to clarify the accounting treatment.  For example, clarify whether it was based on the fair value of the nets assets of Genesis Holdings received in the merger and if so how the fair value was determined.  The third paragraph of Note 6 to your September 30, 2008 financial statements, as included in response to comment 9, indicates that the shares exchange in the transaction were considered to be of equivalent fair market value.  This suggests that the transaction value was based on the share price which is contrary to your responses referring to neither entities’ securities being traded.

We apologize for any confusion that our response “The shares were valued based upon the value of the net assets as the stock was not trading.” for comment three might have created.  We offer the following clarification.

As you know, paragraph 6 of SFAS No. 141 specifies that “Exchange transactions in which the consideration given is cash are measured by the amount of cash paid. However, if the consideration given is not in the form of cash (that is, in the form of noncash assets, liabilities incurred, or equity interests issued), measurement is based on the fair value of the consideration given or the fair value of the asset (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable (Opinion 16, paragraph 67).”  However, paragraph 22 of SFAS No. 141 specifies that “The fair value of securities traded in the market is generally more clearly evident than the fair value of an acquired entity (paragraph 6). Thus, the quoted market price of an equity security issued to effect a business combination generally should be used to estimate the fair value of an acquired entity after recognizing possible effects of price fluctuations, quantities traded, issue costs, and the like. The market price for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced shall be considered in determining the fair value of securities issued (Opinion 16, paragraph 74).”

It is clear per paragraph 22 of SFAS No. 141 that although the fair value of securities traded in the market is generally more clearly evident than the fair value of an acquired entity, with regards to the acquisition of BioAuthorize Inc. that was not evident to us.  It was determined that a more appropriate value of the fair values exchanged was the fair values of the net assets acquired and the consideration paid was considered to equal such.  This general concept is in alignment with paragraph 5 of SFAS No. 141 which states that “like other exchange transactions generally, acquisitions are measured on the basis of the fair values exchanged. In exchange transactions, the fair values of the net assets acquired and the consideration paid are assumed to be equal, absent evidence to the contrary. Thus, the “cost” of an acquisition to the acquiring entity is equal to the fair values exchanged and no gain or loss is generally recognized. Exceptions to that general condition include (a) the gain or loss that is recognized if the fair value of noncash assets given as consideration differs from their carrying amounts on the acquiring entity’s books and (b) the extraordinary gain that is sometimes recognized by the acquiring entity if the fair value of the net assets acquired in a business combination exceeds the cost of the acquired entity (refer to paragraphs 45 and 46) (Opinion 16, paragraph 67).”

Paragraph 23 of SFAS No 141 also supported our position of using the fair values of the net assets acquired in it’s discussion regarding the situation where the quoted market price is not considered to provide the fair value of the equity securities and concludes that “consideration other than equity securities distributed to effect an acquisition may provide evidence of the total fair value received.”

The third paragraph of Note 6 to our September 30, 2008 financial statements states:

“The share exchange was accounted for as a reverse acquisition by BioAuthorize, Inc, and accordingly the issuance of shares of common stock of the Company was deemed to be an equivalent fair market value, for accounting purposes, to the shares of capital stock of BioAuthorize, Inc. received in the share exchange. The reasons for the share exchange are as follows:

•	The share exchange allows for the shareholders of BioAuthorize, Inc. to receive shares of common stock with increased liquidity and stronger market value;
•	The ability of the combined companies to utilize publicly-traded securities in capital raising transactions and as consideration in connection with future potential mergers or acquisitions.”

We are not, in the above disclosure, stating that the transaction value was based on share prices. Consistent with previous discussions in this letter, we were trying to state that the issuance of shares of common stock of the Company was deemed to be an equivalent fair market value of the fair values exchanged.  We unfortunately see where this could be misleading to a reader of our financial statements and will be amending our disclosure as follows:

NOTE 6 – REVERSE MERGER

Effective February 18, 2008, the Company completed its acquisition of BioAuthorize, Inc. pursuant to a Share Exchange Agreement dated February 18, 2008. BioAuthorize, Inc. is a wholly owned subsidiary of the Company. In the share exchange, the former stockholders of BioAuthorize, Inc. received 20 million common shares in the Company.

Pursuant to the Share Exchange Agreement, 100% of the outstanding common stock of BioAuthorize Inc. was exchanged for 80% of the Company’s shares of common stock and no cash consideration or other consideration was issued or used in the share exchange. Immediately after the share exchange, the former BioAuthorize, Inc. shareholders owned a total of approximately 80% of the outstanding common stock of the Company. In addition, one of the BioAuthorize Inc. board members became a member of the Board of Directors of the Company and the management of BioAuthorize, Inc. became the management team of the Company. At a later time, the other two board members of BioAuthorize, Inc. became members of the Board of Directors of the Company. In early October 2008, those two members resigned their board seats and their management positions with the Company and BioAuthorize, Inc.

The share exchange was accounted for as a reverse acquisition by BioAuthorize, Inc. The total fair value of this transaction is estimated to be approximately $596,107.  It was determined that a more appropriate value of the fair values exchanged, rather than the fair value of the securities traded in the market, was the fair values of the net assets acquired.  There was no cash exchanged in the reverse merger.   The issuance of shares of common stock of the Company was deemed to be an equivalent fair market value, for accounting purposes, to the shares of capital stock of BioAuthorize, Inc. received in the share exchange. The reasons for the share exchange are as follows:

•	The share exchange allows for the shareholders of BioAuthorize, Inc. to receive shares of common stock with increased liquidity and stronger market value;
•	The ability of the combined companies to utilize publicly-traded securities in capital raising transactions and as consideration in connection with future potential mergers or acquisitions.

NOTE 7 – SHARE EXCHANGE

Also as contemplated in the share exchange with BioAuthorize Inc., in March 2008 the Company and Bankston Third Family Trust LP agreed to surrender all of the outstanding common shares of Genesis Land, Inc. in exchange for the surrender of 16,780,226 common shares of the Company held by the Bankston Third Family L.P. The value of this exchange was based on the trading value of the Company’s common stock surrendered which had a trading value of $.55 at the day.  The exchange of the common stock of Genesis Land, Inc. for the surrender of 16,780,226 commons stock held by Bankston Third Family LP was accounted for as an equal exchange for value received and value given.  There was no cash exchanged and no gain or loss recorded by either party.  There was no gain or loss on the exchange of the two parties’ common stock.

Pursuant to provisions of the Agreement, the Company was required to change its name to BioAuthorize Holdings, Inc. The name change was completed on June 5, 2008.

The consolidated financial statements include the operations of BioAuthorize, Inc. for the entirety of the periods presented, whereas, the historical financial statements of BioAuthorize, Inc. became the historical financial statements of the Company as required under the purchase method of accounting. See Note 5 for the financial information condensed consolidated statements of operations as if the share exchange under the Agreement occurred on February 18, 2009.

4.      Your response to comment four states that the disposal of the historical operations of Genesis Holdings, Inc. in exchange for the return of 16,780,226 shares of Genesis Holdings, Inc. held by Bankston Third Family L.P. should not be recorded as discontinued operation.  Please tell us your basis in GAAP for recording the transaction as an adjustment to equity rather than as discontinued operations.  Include in your response an explanation of how you calculated the adjustments reflected in the pro forma financial statements

Paragraph 43 of SFAS No. 144 states that “in a period in which a component of an entity either has been disposed of or is classified as held for sale, the income statement of a business enterprise (or statement of activities of a not-for-profit organization) for current and prior periods shall report the results of operations of the component, including any gain or loss recognized in accordance with paragraph 37, in discontinued operations.….
A gain or loss recognized on the disposal shall be disclosed either on the face of the income statement or in the notes to the financial statements (paragraph 47(b)).”

The period (the first quarter of 2008 ending on March 31, 2008) in which the subsidiary (Genesis Land, Inc.) of Genesis Holdings, Inc. was disposed of was also the period in which the Company entered into the agreement for the share exchange with BioAuthorize, Inc. and would have been, based upon the facts and circumstances, required to classify the assets as held for sale. That agreement identified the contemplation of the transaction regarding the subsidiary. Therefore, there was no opportunity to, in that reporting period, to classify the balance sheet components of the subsidiary as held for sale due to the timing of the transaction.  During the first quarter of 2008 there were no revenues or expenses related to this subsidiary and therefore no classification on the income statement for discontinued operations.  Therefore, we concluded that it would not be proper to classify the subsidiary as held for sale in the first quarter of 2008 ending on March 31, 2008 nor for any prior periods.  As there was no income statement activity in the current period and current year for this subsidiary, it was also concluded that it would be improper to add a classification of discontinued operations.

Also as contemplated in the share exchange with BioAuthorize, Inc., in March 2008 the Company and Bankston Third Family Trust LP agreed to surrender all of the outstanding common shares of Genesis Land, Inc. in exchange for the surrender of 16,780,226 common shares of the Company held by the Bankston Third Family L.P. The value of this exchange was based on the trading value of the Company’s Inc. common stock surrendered which had a trading value of $.55 on the day.  The exchange of the common stock of Genesis Land, Inc. for the surrender of 16,780,226 commons stock of the Company held by Bankston Third Family LP was accounted for as an equal exchange for value received and value given.  There was no cash exchanged and no gain or loss recorded by either party.  There was no gain or loss on the exchange of the two parties’ common stock.

5.      We note your responses to comments five and six; however we are unable to clear these comments until the revised Form 8-K/A has been filed and reviewed.  We note that the pro forma financial statements included in this response do not appear to reflect the disposal of Genesis Holdings, Inc. as required by Instruction 3 to Rule 11-02 of Regulation S-X.  Additionally as previously requested, please provide an explanation for the adjustment to the amortization of your goodwill tangible asset.

After reviewing questions five and six and our corresponding responses, we concur with your assessment that without the revised Form 8-K/A you will be unable to clear these comments.  We are working towards the completion of the revised Form 8-K/A and it will be filed as soon as possible.

Instruction 3 to Rule 11-02 of Regulation S-X specifies that “for a disposition transaction, the pro forma financial information shall begin with the historical financial statements of the existing entity and show the deletion of the business to be divested along with the pro forma adjustments necessary to arrive at the remainder of the existing entity. For example, pro forma adjustments would include adjustments of interest expense arising from revised debt structures and expenses which will be or have been incurred on behalf of the business to be divested such as advertising costs, executive salaries and other costs.”

In our revised Form 8-K/A we have incorporate Instruction 3 to Rule 11-02 of Regulation S-X into our pro forma financial information.

It is unclear to us at this time if the request to provide an explanation for the adjustment to the amortization of goodwill intangible asset is still relevant.  We are unable to understand in what context that request is being presented.  We do not have a goodwill intangible asset recorded on the balance sheet nor have we taken a write off of goodwill intangible asset for the period covered in your letter.  We would greatly appreciate further details in order to provide the information as requested.

FORM 10-Q FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

Financial Statements and Notes

Condensed Consolidated Statements of Operations, page 4

6.      We note that your reverse merger between Genesis Holding, Inc. and BioAuthorize, Inc. occurred in February, 2008 while the disposal of the historical operations of Genesis Holdings, Inc. occurred in March 2008 via a sale of Genesis Land.  However the discontinued operations from February 2008 through March 2008 do not appear to be reflected as such in the Statement of Operations.  Please tell us your basis in GAAP for this presentation given that paragraph 29 of SFAS 144 states that assets distributed to owners are considered to be disposed of when the events occurs.  Also confirm that the 2007 comparative Statements of Operations reflect only the financial statements of BioAuthorize Holding, Inc., the accounting acquirer.

Paragraph 43 of SFAS No. 144 states that “in a period in which a component of an entity either has been disposed of or is classified as held for sale, the income statement of a business enterprise (or statement of activities of a not-for-profit organization) for current and prior periods shall report the results of operations of the component, including any gain or loss recognized in accordance with paragraph 37, in discontinued operations.….
A gain or loss recognized on the disposal shall be disclosed either on the face of the income statement or in the notes to the financial statements (paragraph 47(b)).”

We included in our share exchange footnote the following paragraph:

Discontinued Operations

Discontinued operation should be a component of an entity that either has been disposed of, or is classified as held for sale, and:

(a) the operations and cash flows of that component have been, or will be, eliminated from the ongoing operations of the entity as a result of its disposition, and

(b) the entity will have no significant continuing involvement in that component after its disposal.

That agreement identified the contemplation of the transaction regarding the subsidiary. Therefore, there was no opportunity to, in that reporting period, classify the balance sheet components of the subsidiary as held for sale due to the timing of the transaction.  During the first quarter of 2008 there were no revenues or expenses related to this subsidiary and therefore no classification on the income statement for discontinued operations.  Therefore, we concluded that it would not be proper to classify the subsidiary as held for sale in the first quarter of 2008 ending on March 31, 2008 nor for any prior periods.  As there was no income statement activity in the current period and current year for this subsidiary, it was also concluded that it would be improper to add a classification of discontinued operations.

The period (the first quarter of 2008 ending on March 31, 2008) in which the subsidiary (Genesis Land, Inc.) of Genesis Holdings, Inc. was disposed of was also the period in which the Company entered into the agreement for the share exchange with BioAuthorize and would have been, based upon the facts and circumstances, required to classify the assets as held for sale. That agreement identified the contemplation of the transaction regarding the subsidiary. Therefore, there was no opportunity to, in that reporting period, to classify the balance sheet components of the subsidiary as held for sale due to the timing of the transaction.  During the first quarter of 2008 there were no revenues or expenses related to this subsidiary and therefore no classification on the income statement for discontinued operations.  Therefore, we concluded that it would not be proper to classify the subsidiary as held for sale in the first quarter of 2008 ending on March 31, 2008 nor for any prior periods.  As there was no income statement activity in the current period and current year for this subsidiary, it was also concluded that it would be improper to add a classification of discontinued operations.

Note 5 – Share Capital, page 10

7.      The balance sheet included in your Form 10-Q as of June 30, 2008 indicates 23,725,000 shares of common stock outstanding.  We further note disclosure on page 12 of this form 10-Q that you completed a private placement in September 2008 of 4,000,000 shares of common stock.  Please describe the transactions that resulted in the issuance of the remaining shares to total the 28,225,000 shares of common stock outstanding per your balance sheet as of September 30, 2008.

We error in our description of the reconciliation of the shares outstanding and have included the correct presentation in our December 31, 2008 financial statements.

On July 28, 2008, the Company issued 500,000 shares of common stock to a single sophisticated investor as compensation for services rendered to the Company.  The shares of common stock were issued as restricted shares in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, as an issuance not involving any public offering and applicable exemptions under Arizona state securities laws.  The amount of the securities issued in this transaction was less than 5% of the number of shares of common stock of the Company outstanding and therefore under Item 3.02 of Form 8-K no report was required to be filed.  Although the number of shares of common stock outstanding was accurately reported on Form 10-Q for the quarterly period ended September 30, 2008, a description of the transaction was inadvertently omitted from Part II Item 2 of that report and an amendment will be promptly made.

Note 6 – Share Exchange, page 10-11

8.
We read your response to comment nine.  The disclosure included in your Form 10-Q states that the exchange of Genesis Land for the surrender of the 16,780,226 shares of common stock of the Company held by Bankston Third Family LP was valued at $596,107.  We further note that $596,107 is equal to the historical BioAuthorize net assets value and appears to be the value of the reverse merger.  Please clarify why the net assets valued by BioAuthorize, Inc. was used to value this exchange.  Please clarify why the transfer was not accounted for at fair value based on what is more clearly evident, the fair value of the net assets of transferred or received in the transaction which is generally the appropriate method of recording substantive exchange transactions.  Refer to SFAS 153.  Differences between fair value received for the assets and their recorded values generally would be accounted for as a loss on disposal in accordance with SFAS 144.  Please advise if there are any common control relationships between Bankston Third Party LP and the registrant that would support the use of book value to record the transaction.

Please see our response to comment #3, as we have modified our Note 6 and expanded it to include further details on the exchange value of the two parties.

9.
We read response to comment eleven.  Please update you response to us to confirm whether the reveres merger was valued at $596,107 and if so, explain how this value confirms to the guidance in paragraphs 6 and 22 of SFAS 141.  Your response should clarify whether this represents the fair value of the assets received in the reverse merger (the fair value of Genesis Holding) or the value of the shares exchanged.

As you know, paragraph 6 of SFAS No. 141 specifies that “Exchange transactions in which the consideration given is cash are measured by the amount of cash paid. However, if the consideration given is not in the form of cash (that is, in the form of noncash assets, liabilities incurred, or equity interests issued), measurement is based on the fair value of the consideration given or the fair value of the asset (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable (Opinion 16, paragraph 67).”  However, paragraph 22 of SFAS No. 141 specifies that “The fair value of securities traded in the market is generally more clearly evident than the fair value of an acquired entity (paragraph 6). Thus, the quoted market price of an equity security issued to effect a business combination generally should be used to estimate the fair value of an acquired entity after recognizing possible effects of price fluctuations, quantities traded, issue costs, and the like. The market price for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced shall be considered in determining the fair value of securities issued (Opinion 16, paragraph 74).”

It is clear per paragraph 22 of SFAS No. 141 that although the fair value of securities traded in the market is generally more clearly evident than the fair value of an acquired entity, with regards to the acquisition of BioAuthorize Inc. that was not evident to us.  It was determined that a more appropriate value of the fair values exchanged was the fair values of the net assets acquired and the consideration paid was considered to equal such.  This general concept is in alignment with paragraph 5 of SFAS No. 141 which states that “like other exchange transactions generally, acquisitions are measured on the basis of the fair values exchanged. In exchange transactions, the fair values of the net assets acquired and the consideration paid are assumed to be equal, absent evidence to the contrary. Thus, the “cost” of an acquisition to the acquiring entity is equal to the fair values exchanged and no gain or loss is generally recognized. Exceptions to that general condition include (a) the gain or loss that is recognized if the fair value of noncash assets given as consideration differs from their carrying amounts on the acquiring entity’s books and (b) the extraordinary gain that is sometimes recognized by the acquiring entity if the fair value of the net assets acquired in a business combination exceeds the cost of the acquired entity (refer to paragraphs 45 and 46) (Opinion 16, paragraph 67).”

Paragraph 23 of SFAS No 141 also supported our position of using the fair values of the net assets acquired in it’s discussion regarding the situation where the quoted market price is not considered to provide the fair value of the equity securities and concludes that “consideration other than equity securities distributed to effect an acquisition may provide evidence of the total fair value received.”

Certifications

10.
We note that your certifications filed in conjunction with your September 30, 2008 Form 10-Q were not filed in the exact form as outlined in Item 601(B) (31) (i) of Regulation S-K.  Some of the discrepancies include replacing the work “registrant” with “small business issuer” in various places through the certifications.  Please confirm that future filings will include certifications in the exact form as outlined in Item 601(B) (31) (i) of Regulations S-K.

We have updated our certifications to include the proper description of the registrant and those updates will be reflected in our 10K for December 31, 2008.  Future filings will include certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.

The Company hereby acknowledges that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and
(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly, BioAuthorize Holdings, Inc.

By: /s/ Jeffrey Perry
Jeffrey Perry
Chief Financial Officer

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET FOR MARCH 31, 2008

					Proforma
					(Sale of Sub)
	BioAuthorize, Inc.	Genesis Holding, Inc.	Total	Transaction	Adjustments	Notes	Combined

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$93,711	$550,611	$644,322	550,611	$(550,611)	(a)	$1,288,644
Investment in marketable securities	-	23,975	23,975	23,975	(23,975)	(a)	-
Investment in residential land		692,063	692,063	692,063	(692,063)	(a)	-
Prepaid expenses	789	-	789				1,578
Total Current Assets	94,500	1,266,649	1,361,149		(1,266,649)		1,290,222

Property and equipment, net	72,116	-	72,116		-		144,232
			-
Patent	9,598	-	9,598		-		19,196
Deposits	19,650	-	19,650		-		39,300
Total Assets	$195,864	$1,266,649	$1,433,265		$(1,266,649)		$1,492,950

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$10,007	$87,574	97,581	(87,574)	$(87,574)	(a)	$20,014
Accrued expenses	30,102	226,811	256,913	(226,811)	(226,811)	(a)	60,204
Total Current Liabilities	40,109	314,385	354,494		(314,385)		394,603

Total Liabilities	40,109	314,385	354,494		(314,385)		394,603

Shareholders' Equity
Common stock, $.001 par value, 25,000,000 shares authorized, 23,725,000 issued and outstanding as of March 31, 2008	23,725	21,780	45,505		(21,780)	(a)	69,230
						(a)
Additional paid-in capital	2,091,276	581,051	2,672,327		471,090	(a)	5,815,744
Accumulated deficit	(1,959,246)	349,433	(1,609,813)		729,527	(a)	(2,490,099)
Total Shareholders' Equity	155,755	952,264	1,108,019		1,178,837		3,394,875

Total Liabilities & Shareholders' Equity	$195,864	$1,266,649	$1,462,513		$1,266,649		$195,864

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2008

		BioAuthorize Holdings Inc.
		f/k/a
	BioAuthorize	Genesis Holdings,Inc.	Proforma
	Three Months Ended	Three Months Ended			Combined
	March 31, 2008	March 31, 2008	Adjustments	Notes	March 31, 2008

NET REVENUES	$-	$-	$-		$-
COST OF SALES		-	-		-
GROSS PROFIT		-	-		-

OPERATING EXPENSES:
Sales and marketing	13,715	-	-		13,715
General and administrative	414,302	26,819	(26,819)	(a)	414,302
Depreciation and amortization	7,801				7,801
Research and development expenses	6,661	-	-		6,661

LOSS FROM OPERATIONS	(442,479)	(26,819)	26,819		(442,479)

Other expenses/(income):
Interest income	(2,319)	-	-		(2,319)
Interest expense	193	-	-		193
Total other (income) expenses	(2,126)	-	-		(2,126)

NET LOSS	$(444,605)	$(26,819)	$26,819	(a)	$(444,605)

NET LOSS PER SHARE:
Basic and diluted:	$(0.02)	$(0.00)			$(0.02)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	BioAuthorize Twelve Months Ended December 31, 2007	BioAuthorize Holdings Inc. f/k/a Genesis Holdings,Inc. Twelve Months Ended December 31, 2007	(b) Pro Forma Adjust	Combined December 31, 2007	BioAuthorize Twelve Months Ended December 31, 2006	BioAuthorize Holdings Inc. f/k/a Genesis Holdings,Inc. Twelve Months Ended December 31, 2006	b Pro Forma Adjust	Combined December 31, 2006

NET REVENUES	$-	$1,134,855	$-	$1,134,855	$-	$2,334,919	$-	$2,334,919
COST OF SALES	-	719,643	-	719,643		1,546,579	-	1,546,579
GROSS PROFIT		415,212	-	415,212		788,340	-	788,340

OPERATING EXPENSES:
Sales and marketing	62,978	-	-	62,978	102,298	222,677	-	324,975
General and administrative	1,308,461	297,668	-	1,606,129	-	-	-	-
Depreciation and amortization	13,700	-	6,467	20,167	-		6,467	6,467
Research and development expenses	31,944	-	-	31,944	-	-	-	-

(LOSS) INCOME FROM OPERATIONS	(1,417,083)	117,544	-	(1,299,539)	(102,298)	565,663	-	(331,442)

Other expenses/(income):
Interest income	(1,908)	(29,701)	-	(31,609)	-	-	-	-
Interest expense	1,420	54,924	-	56,344	-	66,533	-	66,533
Total other (income) expenses	(488)	25,223	-	24,735	-	66,533	-	66,533

INCOME (LOSS) BEFORE INCOME TAXES	(1,416,595)	92,321	-	(1,324,274)	(102,298)	499,130	-	396,832

PROVISION (BENEFIT) FOR INCOME TAXES	-	32,312	(32,312)	-	-	62,474	989,667	1,052,141

NET INCOME (LOSS)	$(1,416,595)	$60,009	$(32,312)	$(1,324,274)	$(102,298)	$436,656	$(989,667)	$(655,309)

NET (LOSS) INCOME PER SHARE:

Basic and diluted	$(13.49)	$-		$(0.06)	$(0.97)	$0.02		$(0.03)

Weighted average per share	105,000	21,780,226		21,780,226	105,000	21,780,226		21,780,226